UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

OncoMed Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

68234X102
(CUSIP Number)

August 18, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 68234X102

1	NAME OF REPORTING PERSON Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 806,602
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 806,602
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 806,602
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.2%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 68234X102

1	NAME OF REPORTING PERSON Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 526,398
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 526,398
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 526,398
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 68234X102

1	NAME OF REPORTING PERSON Biotechnology Value Trading Fund OS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 156,795
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 156,795
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,795
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 68234X102

1	NAME OF REPORTING PERSON BVF Partners OS Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 156,795
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 156,795
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 156,795
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 68234X102

1	NAME OF REPORTING PERSON BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,812,005
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,812,005
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,812,005
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%*
12	TYPE OF REPORTING PERSON PN, IA

*See Item 5 for an explanation of the filing of this Schedule 13G.

CUSIP NO. 68234X102

1	NAME OF REPORTING PERSON BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,812,005
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,812,005
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,812,005
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%*
12	TYPE OF REPORTING PERSON CO

*See Item 5 for an explanation of the filing of this Schedule 13G.

CUSIP NO. 68234X102

1	NAME OF REPORTING PERSON Mark N. Lampert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 1,812,005
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 1,812,005
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,812,005
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.9%*
12	TYPE OF REPORTING PERSON IN

*See Item 5 for an explanation of the filing of this Schedule 13G.

CUSIP NO. 68234X102

Item 1(a).	Name of Issuer:

OncoMed Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

800 Chesapeake Drive
Redwood City, California 94063

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Biotechnology Value Fund, L.P. (“BVF”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Biotechnology Value Fund II, L.P. (“BVF2”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Biotechnology Value Trading Fund OS LP (“Trading Fund OS”)
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands
Citizenship: Cayman Islands

BVF Partners OS Ltd. (“Partners OS”)
PO Box 309 Ugland House
Grand Cayman, KY1-1104
Cayman Islands
Citizenship: Cayman Islands

BVF Partners L.P. (“Partners”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

BVF Inc.
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: Delaware

Mark N. Lampert (“Mr. Lampert”)
1 Sansome Street, 30th Floor
San Francisco, California 94104
Citizenship: United States

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

CUSIP NO. 68234X102

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

68234X102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

/ x /	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP NO. 68234X102

Item 4.	Ownership.*

(a)	Amount beneficially owned:

As of the close of business on August 26, 2016 (i) BVF beneficially owned 806,602 Shares, (ii) BVF2 beneficially owned 526,398 Shares, and (iii) Trading Fund OS beneficially owned 156,795 Shares.

Partners OS, as the general partner of Trading Fund OS, may be deemed to beneficially own the 156,795 Shares beneficially owned by Trading Fund OS.

Partners, as the general partner of BVF and BVF2, the investment manager of Trading Fund OS, and the sole member of Partners OS, may be deemed to beneficially own the 1,812,005 Shares beneficially owned in the aggregate by BVF, BVF2, Trading Fund OS, and certain Partners Managed accounts (the “Partners Managed Accounts”), including 322,210 Shares held in the Partners Managed Accounts.

BVF Inc., as the general partner of Partners, may be deemed to beneficially own the 1,812,005 Shares beneficially owned by Partners.

Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the 1,812,005 Shares beneficially owned by BVF Inc.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person. Partners OS disclaims beneficial ownership of the Shares beneficially owned by Trading Fund OS. Each of Partners, BVF Inc. and Mr. Lampert disclaims beneficial ownership of the Shares beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts, and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on 36,709,393 Shares outstanding as of August 23, 2016.

As of the close of business on August 26, 2016 (i) BVF beneficially owned approximately 2.2% of the outstanding Shares, (ii) BVF2 beneficially owned approximately 1.4% of the outstanding Shares, (iii) Trading Fund OS beneficially owned less than 1% of the outstanding Shares, (iv) Partners OS may be deemed to beneficially own less than 1% of the outstanding Shares, and (v) each of Partners, BVF Inc. and Mr. Lampert may be deemed to beneficially own approximately 4.9% of the outstanding Shares (less than 1% of which is held in the Partners Managed Accounts).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

* See Item 5 for an explanation of the filing of this Schedule 13G.

CUSIP NO. 68234X102

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

On August 18, 2016, the Reporting Persons purchased Shares pursuant to the Issuer’s public offering (the “Offering”) in connection with that certain underwriting agreement (the “Underwriting Agreement”) by and among the Issuer and the underwriters party thereto (the “Underwriters”), pursuant to which the Company agreed to issue and sell 5,500,000 Shares to the Underwriters.  Accordingly, on August 18, 2016, the Reporting Persons beneficially owned in the aggregate approximately 5.1% of the outstanding Shares based on 35,884,393 Shares outstanding as of August 18, 2016, which includes the 5,500,000 Shares issued pursuant to the Offering.

Under the terms of the Underwriting Agreement, the Issuer granted the Underwriters the right, for 30 days, to purchase up to 825,000 additional Shares (the “Overallotment Option”).  According to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on August 23, 2016, the Underwriters exercised the Overallotment Option in full on August 19, 2016 and the Offering closed on August 23, 2016, pursuant to which the Company completed the sale and issuance of an aggregate of 6,325,000 Shares. Accordingly, as a result of the Underwriters’ exercise of the Overallotment Option, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares based on 36,709,393 Shares outstanding as of August 23, 2016, which includes the 6,325,000 Shares issued pursuant to the Offering.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the Shares beneficially owned by BVF, BVF2, Trading Fund OS, and the Partners Managed Accounts.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 68234X102

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 26, 2016

BIOTECHNOLOGY VALUE FUND, L.P.
BVF INC.
By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner	By:	/s/ Mark N. Lampert
Mark N. Lampert
By:	/s/ Mark N. Lampert		President
Mark N. Lampert
President

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner
By:	BVF Inc., its general partner		/s/ Mark N. Lampert
MARK N. LAMPERT
By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS OS LTD.

By:	BVF Partners L.P., its sole member
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BIOTECHNOLOGY VALUE TRADING FUND OS LP

By:	BVF Partners L.P., its investment manager
By:	BVF Inc., its general partner

By:	/s/ Mark N. Lampert
Mark N. Lampert
President